

Hospitality Properties Trust
Third Quarter 2014
Supplemental Operating and Financial Data

Exhibit 99.2

InterContinental, San Juan, PR
Operator: InterContinental Hotels Group
Guest Rooms: 402

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS   **PAGE/EXHIBIT**



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR, TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,

- OUR ABILITY TO RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,

- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, RMR, AIC, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,



- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT MAY IMPLY THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT FUTURE SHORTFALLS WILL NOT EXHAUST THE GUARANTY. HOWEVER, THIS GUARANTY IS LIMITED IN AMOUNT AND EXPIRES ON DECEMBER 31, 2019, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS TO WHICH THE MARRIOTT LIMITED GUARANTY APPLIES OR AFTER MARIOTT'S GUARANTEE EXPIRES,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS TO US IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS FROM OUR INTERCONTINENTAL HOTELS,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF SEPTEMBER 30, 2014, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH $9.1 MILLION REMAINED AVAILABLE TO PAY US) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DURING THE TERM OF OUR WYNDHAM AGREEMENT,

- THE ANNUAL RENT DUE TO US UNDER A LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $7.6 MILLION, SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCE THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,

- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE AVAILABLE HOTEL CASH FLOW AFTER PAYMENT OF OPERATING EXPENSES OF THOSE HOTELS,

- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,



- CONTINGENCIES IN OUR SALE AND ACQUISITION AGREEMENTS, IF ANY, MAY NOT BE SATISFIED AND OUR PROPERTY SALES OR ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE AND TA ARE CHALLENGING THE AMOUNT OF COMPENSATION PAID TO US BY THE VIRGINIA DEPARTMENT OF TRANSPORTATION, OR THE VDOT, WITH REGARD TO A TRAVEL CENTER WE PREVIOUSLY OWNED AND WHICH THE VDOT TOOK BY EMINENT DOMAIN PROCEEDINGS. THERE CAN BE NO ASSURANCE CONCERNING THE AMOUNT OF COMPENSATION PAYABLE TO US OR TA AS A RESULT OF THE TAKING OR WHAT THE FINAL REDUCTION OF RENT PAYABLE TO US BY TA WILL BE AS A RESULT OF THIS TAKING,

- AS OF SEPTEMBER 30, 2014, WE EXPECTED TO FUND IN THE NEAR TERM AN ADDITIONAL $5.0 MILLION TO RENOVATE HOTELS UNDER OUR MARRIOTT NO. 234 AGREEMENT, FUND AN ADDITIONAL $23.0 MILLION TO RENOVATE HOTELS INCLUDED IN OUR INTERCONTINENTAL AGREEMENT, FUND UP TO AN ADDITIONAL $9.8 MILLION TO RENOVATE 22 HOTELS INCLUDED IN OUR WYNDHAM AGREEMENT, AND FUND UP TO AN ADDITIONAL $39.6 MILLION TO RENOVATE 22 HOTELS INCLUDED IN OUR SONESTA AGREEMENT. RENOVATION COSTS ARE DIFFICULT TO PROJECT AND WE CAN PROVIDE NO ASSURANCE THAT THESE AMOUNTS WILL BE SUFFICIENT TO COMPLETE THE DESIRED RENOVATIONS OR REFURBISHMENT COSTS, OR WHAT THE FINAL AMOUNTS FUNDED WILL BE,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT, AT SEPTEMBER 30, 2014, WE HAD $19.1 MILLION OF CASH AND CASH EQUIVALENTS, THAT THERE WAS $735.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND THAT WE HAD SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH THIS CREDIT FACILITY AND TERM LOAN,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, TA, SONESTA, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION









Crowne Plaza, White Plains, NY
Operator: InterContinental Hotels Group
Guest Rooms: 401



The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of September 30, 2014, we owned 291 hotels and owned or leased 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,150 properties, located in 47 states, Washington, DC, Puerto Rico, Canada and Australia. In addition to managing HPT, RMR also manages Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that that is focused on owning and investing in net leased, single tenant properties. RMR is also currently providing management and transition services to Equity CommonWealth, or EQC, a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $21 billion as of September 30, 2014. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2



Operating Statistics by Operating Agreement (as of 9/30/14) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2]		RevPAR Change [3]	
					Q3	LTM	Q3	LTM
Marriott (no. 1)	53	7,610	$ 67,855	10%	1.44x	1.15x	9.9%	6.4%
Marriott (no. 234)	68	9,120	105,928	16%	1.11x	0.95x	11.3%	9.3%
Marriott (no. 5)	1	356	10,004	1%	0.41x	0.27x	5.0%	3.2%
Subtotal / Average Marriott	122	17,086	183,787	27%	1.19x	0.99x	10.4%	7.8%
InterContinental	91	13,516	139,498	20%	1.13x	1.06x	12.1%	14.1%
Sonesta	22	4,727	70,212	10%	0.49x	0.47x	6.9%	0.3%
Wyndham	22	3,590	27,309	4%	1.04x	0.65x	33.0%	16.6%
Hyatt	22	2,724	22,037	3%	0.99x	0.94x	10.1%	7.8%
Carlson	11	2,090	12,920	2%	1.35x	1.00x	13.6%	9.9%
Morgans	1	372	5,956	1%	1.72x	1.07x	7.6%	10.2%
Subtotal / Average Hotels	291	44,105	461,719	67%	1.06x	0.92x	11.7%	9.3%
TA (no. 1) [4]	145	N/A	163,343	24%	1.83x [5]	1.68x [5]	N/A	N/A
TA (no. 2)	40	N/A	61,511	9%	1.69x [5]	1.57x [5]	N/A	N/A
Subtotal TA	185	N/A	224,854	33%	1.79x [5]	1.65x [5]	N/A	N/A
Total / Average	476	44,105	$ 686,573	100%			11.7%	9.3%

(1)   See pages 26 through 28 for additional information regarding each of our operating agreements.

(2)   We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership for certain hotels.

(3)   RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended September 30, 2014 over the comparable year earlier periods. RevPAR amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership of certain hotels.

(4)   Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through November 15, 2014. See page 28 for additional information regarding this travel center.

(5)   Coverage data for our tenant, TA, for the quarter ended and last twelve months ended June 30, 2014. Data for periods subsequent to June 30, 2014 is currently not available from our tenant, TA.



INVESTOR INFORMATION

Board of Trustees

Bruce M. Gans, M.D.
Independent Trustee

John L. Harrington
Independent Trustee

William A. Lamkin
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Katie Strohacker, Director, Investor Relations at
(617) 796-8232, or kstrohacker@hptreit.com



RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

Craig-Hallum Capital Group
Bryan Maher
(612) 334-6376
Bryan.Maher@craig-hallum.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

MLV & Co.
Ryan Meliker
(212) 542-5872
rmeliker@mlvco.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Lisa Sarajian
(212) 438-2597
lisa_sarajian@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



Wyndham Grand Chicago Riverfront, Chicago, IL
Operator: Wyndham Hotel Group
Guest Rooms: 334
Vacation rental units: 48

FINANCIAL INFORMATION

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Shares Outstanding:					
Common shares outstanding (at end of period)	149,888	149,775	149,730	149,606	139,832
Weighted average common shares outstanding - basic	149,811	149,753	149,636	145,038	139,764
Weighted average common shares outstanding - diluted [1]	150,127	149,899	149,739	145,038	139,764
Common Share Data:					
Price at end of period	$ 26.85	$ 30.40	$ 28.72	$ 27.03	$ 28.30
High during period	$ 30.84	$ 31.00	$ 28.77	$ 30.54	$ 29.70
Low during period	$ 26.62	$ 28.39	$ 24.66	$ 25.88	$ 25.52
Annualized dividends paid per share during the period	$ 1.96	$ 1.96	$ 1.92	$ 1.92	$ 1.88
Annualized dividend yield (at end of period)	7.3%	6.4%	6.7%	7.1%	6.6%
Annualized Normalized FFO multiple (at end of period) [2]	7.8x	8.8x	9.5x	8.3x	9.3x
Market Capitalization:					
Total debt (book value)	$ 2,835,148	$ 2,794,005	$ 2,753,629	$ 2,704,005	$ 2,896,505
Plus: market value of preferred shares (at end of period)	297,192	295,568	294,060	268,308	287,564
Plus: market value of common shares (at end of period)	4,024,493	4,553,160	4,300,246	4,043,850	3,957,246
Total market capitalization	$ 7,156,833	$ 7,642,733	$ 7,347,935	$ 7,016,163	$ 7,141,315
Total debt / total market capitalization	39.6%	36.6%	37.5%	38.5%	40.6%
Book Capitalization:					
Total debt	$ 2,835,148	$ 2,794,005	$ 2,753,629	$ 2,704,005	$ 2,896,505
Plus: total shareholders' equity	3,001,979	3,024,784	3,045,476	3,086,855	2,859,399
Total book capitalization	$ 5,837,127	$ 5,818,789	$ 5,799,105	$ 5,790,860	$ 5,755,904
Total debt / total book capitalization	48.6%	48.0%	47.5%	46.7%	50.3%
Selected Balance Sheet Data:					
Total assets	$ 5,990,583	$ 5,988,925	$ 5,936,187	$ 5,967,544	$ 5,901,965
Total liabilities	$ 2,988,604	$ 2,964,141	$ 2,890,711	$ 2,880,689	$ 3,042,466
Gross book value of real estate	$ 7,608,468	$ 7,559,013	$ 7,439,067	$ 7,417,365	$ 7,326,092
Total debt / gross book value of real estate	37.3%	37.0%	37.0%	36.5%	39.5%

(1) Represents weighted average common shares adjusted to reflect the potential dilution of contingently issuable common shares under our business management agreement with RMR.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.

KEY FINANCIAL DATA

(dollars in thousands, except per share data)



		As of and For the Three Months Ended								
		9/30/2014		6/30/2014		3/31/2014		12/31/2013		9/30/2013
Selected Income Statement Data:										
Total revenues	$	459,639	$	451,900	$	394,250	$	384,792	$	412,275
Adjusted EBITDA [1]	$	170,505	$	172,099	$	154,951	$	146,887	$	151,760
Net income available for common shareholders	$	44,031	$	48,749	$	32,384	$	27,586	$	16,741
Normalized FFO available for common shareholders [2]	$	129,158	$	129,687	$	113,183	$	101,304	$	106,639
Common distributions paid	$	73,395	$	73,373	$	71,811	$	71,811	$	65,721
Per Share Data:										
Net income available for common shareholders (basic and diluted)	$	0.29	$	0.33	$	0.22	$	0.19	$	0.12
Normalized FFO available for common shareholders (basic and diluted) [2]	$	0.86	$	0.87	$	0.76	$	0.70	$	0.76
Common distributions paid	$	0.49	$	0.49	$	0.48	$	0.48	$	0.47
Normalized FFO payout ratio [2]		56.8%		56.6%		63.7%		67.4%		62.1%
Coverage Ratios:										
Adjusted EBITDA [1] / interest expense		5.0x		4.9x		4.4x		3.9x		4.0x
Adjusted EBITDA [1] / interest expense and preferred distributions		4.3x		4.3x		3.9x		3.4x		3.5x
Total debt / Annualized Adjusted EBITDA [1]		4.2x		4.1x		4.4x		4.6x		4.8x

(1)   See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2)   See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Normalized FFO calculation.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)



	As of September 30, 2014	As of December 31, 2013
ASSETS		
Real estate properties, at cost		
Land	$ 1,485,077	$ 1,470,513
Buildings, improvements and equipment	6,123,391	5,946,852
	7,608,468	7,417,365
Accumulated depreciation	(1,921,525)	(1,757,151)
	5,686,943	5,660,214
Cash and cash equivalents	19,082	22,500
Restricted cash (FF&E reserve escrow)	30,621	30,873
Due from related persons	40,253	38,064
Other assets, net	213,684	215,893
Total assets	$ 5,990,583	$ 5,967,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 15,000	$ -
Unsecured term loan	400,000	400,000
Senior notes, net of discounts	2,411,670	2,295,527
Convertible senior notes	8,478	8,478
Security deposits	37,247	27,876
Accounts payable and other liabilities	89,322	130,448
Due to related persons	21,721	13,194
Dividends payable	5,166	5,166
Total liabilities	2,988,604	2,880,689
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 149,887,754 and 149,606,024 shares issued and outstanding, respectively	1,499	1,496
Additional paid in capital	4,117,649	4,109,600
Cumulative net income	2,658,716	2,518,054
Cumulative other comprehensive income	16,439	15,952
Cumulative preferred distributions	(295,483)	(279,985)
Cumulative common distributions	(3,776,948)	(3,558,369)
Total shareholders' equity	3,001,979	3,086,855
Total liabilities and shareholders equity	$ 5,990,583	$ 5,967,544

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2014	2013	2014	2013
Revenues:				
Hotel operating revenues [1]	$ 394,973	$ 348,908	$ 1,112,157	$ 990,436
Rental Income [1]	63,837	62,731	190,959	186,799
FF&E reserve income [2]	829	636	2,673	1,828
Total revenues	459,639	412,275	1,305,789	1,179,063
Expenses:				
Hotel operating expenses [1]	279,560	249,862	780,955	705,054
Depreciation and amortization	79,649	76,048	236,699	221,926
General and administrative	16,798	13,094	41,429	37,156
Acquisition related costs [3]	14	1,090	237	3,180
Loss on asset impairment [4]	-	5,837	-	8,008
Total expenses	376,021	345,931	1,059,320	975,324
Operating income	83,618	66,344	246,469	203,739
Interest income	13	18	63	97
Interest expense (including amortization of deferred financing costs and debt discounts of $1,361, $1,584, $4,034 and $4,620, respectively)	(34,304)	(37,986)	(104,101)	(108,188)
Loss on early extinguishment of debt [5]	(129)	-	(855)	-
Income before income taxes and equity in earnings of an investee	49,198	28,376	141,576	95,648
Income tax benefit (expense) [6]	(39)	(873)	(1,110)	4,559
Equity in earnings of an investee	38	64	66	219
Income before gain on sale of real estate	49,197	27,567	140,532	100,426
Gain on sale of real estate [7]	-	-	130	-
Net income	49,197	27,567	140,662	100,426
Excess of liquidation preference over carrying value of preferred shares redeemed [8]	-	(5,627)	-	(5,627)
Preferred distributions	(5,166)	(5,199)	(15,498)	(21,393)
Net income available for common shareholders	$ 44,031	$ 16,741	$ 125,164	$ 73,406
Weighted average common shares outstanding (basic)	149,811	139,764	149,734	135,030
Weighted average common shares outstanding (diluted) [9]	150,127	139,764	149,923	135,030
Net income available for common shareholders per common share:				
Basic	$ 0.29	$ 0.12	$ 0.84	$ 0.54
Diluted	$ 0.29	$ 0.12	$ 0.83	$ 0.54

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1)   At September 30, 2014, we owned 291 hotels; 288 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At September 30, 2014, we also owned 184 travel centers and leased one travel center from a third party; all 185 of these travel centers are leased or subleased by us to a travel center operating company under two lease agreements. Our condensed consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $8,782 and $15,258, less than the minimum returns due to us in the three months ended September 30, 2014 and 2013, respectively, and $30,963 and $44,475 less than the minimum returns due to us in the nine months ended September 30, 2014 and 2013, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our consolidated statements of income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $42 and $4,445 in the three months ended September 30, 2014 and 2013, respectively, and $5,052 and $15,111 in the nine months ended September 30, 2014 and 2013, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $8,740 and $10,813 in the three months ended September 30, 2014 and 2013, respectively, and $25,911 and $29,364 in the nine months ended September 30, 2014 and 2013, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.

(2)   Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Represents costs associated with our hotel acquisition activities.

(4)   We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell one hotel.

(5)   We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with our redemption of our 5⅛% senior notes due 2015. We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014.

(6)   We recorded a $6,868, or $0.05 per share, income tax benefit in the second quarter of 2013 in connection with the restructuring of certain of our TRSs.

(7)   We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(8)   On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders in the third quarter of 2013 by that excess amount.

(9)   Represents weighted average common shares adjusted to reflect the potential dilution of contingently issuable common shares under our business management agreement with RMR.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)



	For the Nine Months Ended September 30,	
	2014	2013
Cash flows from operating activities:		
Net income	$ 140,662	$ 100,426
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	236,699	221,926
Amortization of deferred financing costs and debt discounts as interest	4,034	4,620
Straight line rental income	(1,659)	(1,851)
Security deposits replenished	9,382	1,355
FF&E reserve income and deposits	(41,462)	(22,458)
Loss on early extinguishment of debt	855	-
Loss on asset impairment	-	8,008
Equity in earnings of an investee	(66)	(219)
Gain on sale of real estate	(130)	-
Deferred income taxes	-	(7,094)
Other non-cash (income) expense, net	8,334	535
Change in assets and liabilities:		
(Increase) decrease in due from related persons	(922)	1,044
Increase in other assets	(2,283)	(8,835)
Decrease in accounts payable and other liabilities	(25,918)	(26,163)
Decrease in due to related persons	(972)	(6,076)
Cash provided by operating activities	326,554	265,218
Cash flows from investing activities:		
Real estate acquisitions and deposits	(60,000)	(214,607)
Real estate improvements	(159,027)	(198,165)
FF&E reserve escrow fundings	(4,699)	(40,606)
Net proceeds from sale of real estate	4,288	-
Eminent domain proceeds	6,178	-
Investment in Affiliates Insurance Company	(825)	-
Cash used in investing activities	(214,085)	(453,378)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	393,475
Proceeds from issuance of senior notes, net of discount	690,071	299,661
Redemption of preferred shares	-	(167,500)
Repayment of senior notes	(580,000)	-
Borrowings under unsecured revolving credit facility	745,000	418,000
Repayments of unsecured revolving credit facility	(730,000)	(545,000)
Deferred financing costs incurred	(6,881)	(2,545)
Distributions to preferred shareholders	(15,498)	(21,394)
Distributions to common shareholders	(218,579)	(189,468)
Cash (used in) provided by financing activities	(115,887)	185,229
Decrease in cash and cash equivalents	(3,418)	(2,931)
Cash and cash equivalents at beginning of year	22,500	20,049
Cash and cash equivalents at end of period	$ 19,082	$ 17,118
Supplemental cash flow information:		
Cash paid for interest	$ 121,731	$ 120,753
Cash paid for income taxes	3,947	1,945
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 38,328	$ 22,084
Hotel managers' purchases with FF&E reserve	(43,278)	(73,101)



DEBT SUMMARY

As of September 30, 2014
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$750,000 unsecured revolving credit facility	1.254%	$ 15,000	07/15/18 [1]	$ 15,000	3.8
$400,000 unsecured term loan	1.355%	400,000	04/15/19 [2]	$ 400,000	4.5
Subtotal / weighted average	1.351%	$ 415,000		$ 415,000	4.5
Unsecured Fixed Rate Debt:					
Senior notes due 2016	6.300%	275,000	06/15/16	275,000	1.7
Senior notes due 2017	5.625%	300,000	03/15/17	300,000	2.5
Senior notes due 2018	6.700%	350,000	01/15/18	350,000	3.3
Senior notes due 2022	5.000%	500,000	08/15/22	500,000	7.9
Senior notes due 2023	4.500%	300,000	06/15/23	300,000	8.7
Senior notes due 2024	4.650%	350,000	03/15/24	350,000	9.5
Senior notes due 2025	4.500%	350,000	03/15/25	350,000	10.5
Convertible senior notes due 2027	3.800%	8,478	03/15/27 [3]	8,478	12.5
Subtotal / weighted average	5.280%	$ 2,433,478		$ 2,433,478	6.6
Total / weighted average [4]	4.708%	$ 2,848,478		$ 2,848,478	6.3

(1) Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of September 30, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) The amount outstanding under our unsecured term loan bears interest at LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of September 30, 2014. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4) Total debt outstanding as of September 30, 2014, including unamortized discounts was $2,835,148.



DEBT MATURITY SCHEDULE

As of September 30, 2014
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2014	$ -	$ -	$ -
2015	-	-	-
2016	-	275,000	275,000
2017	-	300,000	300,000
2018	15,000 [1]	350,000	365,000
2019	400,000 [2]	-	400,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2024	-	350,000	350,000
2025		350,000	350,000
2027	-	8,478 [3]	8,478
	$ 415,000	$ 2,433,478	$ 2,848,478
Percent of total debt	14.6%	85.4%	100.0%

(1) Represents amount outstanding on our $750,000 unsecured revolving credit facility at September 30, 2014. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amount outstanding on our unsecured term loan at September 30, 2014. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Leverage Ratios:					
Total debt / total market capitalization	39.6%	36.6%	37.5%	38.5%	40.6%
Total debt / total book capitalization	48.6%	48.0%	47.5%	46.7%	50.3%
Total debt / gross book value of real estate	37.3%	37.0%	37.0%	36.5%	39.5%
Total debt / total assets	47.3%	46.7%	46.4%	45.3%	49.1%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	5.0x	4.9x	4.4x	3.9x	4.0x
Adjusted EBITDA [1] / interest expense and preferred distributions	4.3x	4.3x	3.9x	3.4x	3.5x
Total debt / annualized Adjusted EBITDA [1]	4.2x	4.1x	4.4x	4.6x	4.8x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	35.9%	35.6%	35.5%	35.0%	38.0%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.49x	4.58x	4.17x	3.91x	3.85x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	278.7%	281.0%	281.5%	285.8%	263.1%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended									
	9/30/2014		6/30/2014		3/31/2014		12/31/2013		9/30/2013	
FF&E reserves (beginning of period)	$	29,239	$	26,863	$	30,873	$	30,333	$	34,800
Manager deposits		14,720		13,863		9,745		7,639		8,366
HPT fundings [2]:										
Marriott No. 1		1,437		992		769		745		786
Marriott No. 234		750		750		-		4,950		10,100
Hotel improvements		(15,525)		(13,229)		(14,524)		(12,794)		(23,719)
FF&E reserves (end of period)	$	30,621	$	29,239	$	26,863	$	30,873	$	30,333

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2014

(dollars in thousands)
As of September 30, 2014

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
5/30/14	1	Sonesta	Fort Lauderdale, FL	240	Sonesta	$ 65,000	$ 271

(1)   Represents cash purchase price and excludes assumed liabilities and closing costs.

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Former Operating Agreement	Sales Price [1]	Sales Price per Room / Suite
4/29/14	1	Sonesta ES Suites	Myrtle Beach, SC	119	Sonesta	$ 4,500	$ 38

(1)   Represents cash selling price and excludes closing costs.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION



Sonesta Hotel, Ft. Lauderdale, FL
Operator: Sonesta International Hotels Corp.
Guest Rooms: 240

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of September 30, 2014

(dollars in thousands)



By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 683,490	9%	$ 90	$ 67,855	10%
Marriott (no. 234)	68	14%	9,120	21%	996,939	12%	109	105,928	16%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	10,004	1%
Subtotal / Average Marriott	122	25%	17,086	39%	1,770,507	22%	104	183,787	27%
InterContinental	91	19%	13,516	30%	1,417,146	18%	105	139,498	20%
Sonesta	22	5%	4,727	11%	917,904	12%	194	70,212	10%
Wyndham	22	5%	3,590	8%	374,436	4%	104	27,309	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	5,956	1%
Subtotal / Average Hotels	291	61%	44,105	100%	5,111,830	65%	116	461,719	67%
TA (no. 1) [4]	145	31%	N/A	N/A	2,031,058	25%	N/A	163,343	24%
TA (no. 2)	40	8%	N/A	N/A	784,942	10%	N/A	61,511	9%
Subtotal / Average TA	185	39%	N/A	N/A	2,816,000	35%	N/A	224,854	33%
Total / Average	476	100%	44,105	100%	$ 7,927,830	100%	$ 116	$ 686,573	100%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payment of these additional amounts are not guaranteed or secured by deposits.

(4) Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through November 15, 2014. See page 28 for additional information regarding this travel center.



PORTFOLIO BY BRAND

As of September 30, 2014

(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 967,646	12%	$ 94
Candlewood Suites®	InterContinental	61	13%	7,552	17%	584,918	8%	77
Residence Inn by Marriott®	Marriott	35	8%	4,488	10%	537,074	7%	120
Royal Sonesta®	Sonesta	4	1%	1,563	4%	428,331	6%	274
Staybridge Suites®	InterContinental	19	4%	2,364	5%	327,502	4%	139
Hyatt Place™	Hyatt	22	5%	2,724	6%	301,942	4%	111
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	274,716	3%	151
Crowne Plaza®	InterContinental	6	1%	2,346	5%	268,210	3%	114
Sonesta ES Suites®	Sonesta	14	4%	1,719	4%	265,922	3%	155
Sonesta®	Sonesta	4	1%	1,445	3%	223,651	3%	155
InterContinental®	InterContinental	3	1%	800	2%	211,131	3%	264
Marriott Hotels®	Marriott	2	0%	748	2%	131,076	2%	175
Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson Hotels & Resorts®	Carlson	5	1%	1,128	3%	119,630	2%	106
TownePlace Suites by Marriott®	Marriott	12	3%	1,321	3%	110,251	1%	83
Hawthorn Suites®	Wyndham	16	3%	1,767	4%	99,720	1%	56
Country Inns & Suites by Carlson℠	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	2	0%	454	1%	25,385	0%	56
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,460	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America® [2]	TA	145	30%	N/A	N/A	2,031,058	25%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	784,942	10%	N/A
Total / Average		476	100%	44,105	100%	$7,927,830	100%	$ 116

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(2) Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through November 15, 2014. See page 28 for additional information regarding this travel center.



Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of September 30, 2014, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of September 30, 2014, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 27 states in the U.S. and Ontario, Canada to one of our TRSs. These 90 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,601 of minimum rent related to the leased Puerto Rico property. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of September 30, 2014, we have applied $36,727 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of September 30, 2014, the balance of this security deposit was $37,145. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

Under this agreement, InterContinental is required to maintain a minimum security deposit of $30,000 in 2014 and $37,000 thereafter. On January 6, 2014, we entered into a letter agreement with InterContinental under which the minimum security deposit balance required to be maintained during 2014 and 2015 will be reduced by two dollars for every dollar of additional security deposit InterContinental provides to us. During the first quarter of 2014, InterContinental provided us $4,283 of additional security deposits, which reduced the minimum security deposit amount required to $21,434. In October 2014, InterContinental requested and we returned the additional deposit of $4,283 and the minimum deposit balance required to be maintained reverted to $30,000.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.



As of September 30, 2014
(dollars in thousands)

Sonesta- We lease 22 of our Sonesta branded hotels (four Royal Sonesta®, four Sonesta® and 14 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,288 of minimum rent related to the Wyndham Vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of September 30, 2014, the available Wyndham guaranty was $9,111. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of the Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of September 30, 2014, the available Hyatt guaranty was $14,020. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of September 30, 2014, the available Carlson guaranty was $21,656. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.



Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease currently provides for annual rent to us of $5,956. On October 14, 2014, the annual rent due to us increased to $7,595 based on changes in the consumer price index as prescribed in the lease. On each fifth anniversary thereafter during the lease term, the rent due to us will be increased further based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease our 145 TravelCenters of America® branded travel centers in 39 states, including the Roanoke, VA travel center described below, to a subsidiary of TA under a lease that expires in 2022; TA has no renewal option. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented in the table on page 24 for our TA No. 1 lease includes approximately $5,253 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

On August 13, 2013, a travel center located in Roanoke, VA that we leased to TA under the TA No. 1 lease was taken by eminent domain proceedings brought by the VDOT in connection with certain highway construction. Our TA No. 1 lease provides that the annual rent payable by TA to us is reduced by 8.5% of the amount of the proceeds we receive from the taking or, at our option, the fair market value rent of the property on the commencement date of the TA No. 1 lease. In January 2014, we received proceeds from the VDOT of $6,178, which is a substantial portion of the VDOT's estimate of the value of the property, and as a result the annual rent payable by TA to us under the TA No. 1 lease was reduced by $525 effective January 6, 2014. We and TA intend are challenging the VDOT's estimate of the property's value. We entered a lease agreement with the VDOT to lease this property through November 15, 2014 for $40 per month. We entered into a sublease for this property with TA for TA to continue operating the property as a travel center through November 15, 2014 and under the terms of the TA No. 1 lease TA will be responsible to pay this ground lease rent.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. We have waived an estimated $738 of percentage rent as of September 30, 2014. This lease is guaranteed by TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended September 30,			For the Nine Months Ended September 30,		
			2014	2013	Change	2014	2013	Change
ADR								
Marriott (no. 1)	53	7,610	$ 123.13	$ 117.31	5.0%	$ 121.31	$ 117.41	3.3%
Marriott (no. 234)	68	9,120	120.55	113.44	6.3%	117.93	112.48	4.8%
Marriott (no. 5)	1	356	226.07	225.61	0.2%	223.05	220.28	1.3%
Subtotal / Average Marriott	122	17,086	124.23	117.84	5.4%	121.94	117.27	4.0%
InterContinental	91	13,516	100.74	93.91	7.3%	100.67	95.06	5.9%
Sonesta [1]	22	4,727	145.95	124.34	17.4%	145.09	129.34	12.2%
Wyndham [1]	22	3,590	90.61	83.18	8.9%	87.92	79.12	11.1%
Hyatt	22	2,724	101.61	93.31	8.9%	100.99	94.90	6.4%
Carlson	11	2,090	102.64	94.94	8.1%	99.36	93.80	5.9%
Morgans	1	372	268.49	262.41	2.3%	257.06	244.73	5.0%
All Hotels Total / Average	291	44,105	$ 114.77	$ 107.09	7.2%	$ 113.20	$ 107.25	5.5%
OCCUPANCY								
Marriott (no. 1)	53	7,610	76.2%	72.8%	3.4 pts	71.5%	68.8%	2.7 pts
Marriott (no. 234)	68	9,120	78.8%	75.2%	3.6 pts	76.0%	72.5%	3.5 pts
Marriott (no. 5)	1	356	90.6%	86.5%	4.1 pts	86.7%	84.6%	2.1 pts
Subtotal / Average Marriott	122	17,086	77.9%	74.4%	3.5 pts	74.2%	71.1%	3.1 pts
InterContinental	91	13,516	86.2%	82.5%	3.7 pts	84.0%	78.5%	5.5 pts
Sonesta [1]	22	4,727	64.2%	70.5%	-6.3 pts	61.9%	69.1%	-7.2 pts
Wyndham [1]	22	3,590	75.2%	61.6%	13.6 pts	70.0%	62.9%	7.1 pts
Hyatt	22	2,724	78.4%	77.5%	0.9 pts	79.0%	76.8%	2.2 pts
Carlson	11	2,090	77.1%	73.4%	3.7 pts	73.9%	70.6%	3.3 pts
Morgans	1	372	97.2%	92.4%	4.8 pts	91.9%	87.9%	4.0 pts
All Hotels Total / Average	291	44,105	78.9%	75.7%	3.2 pts	76.0%	73.0%	3.0 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 93.83	$ 85.40	9.9%	$ 86.74	$ 80.78	7.4%
Marriott (no. 234)	68	9,120	94.99	85.31	11.3%	89.63	81.55	9.9%
Marriott (no. 5)	1	356	204.82	195.15	5.0%	193.38	186.36	3.8%
Subtotal / Average Marriott	122	17,086	96.78	87.67	10.4%	90.48	83.38	8.5%
InterContinental	91	13,516	86.84	77.48	12.1%	84.56	74.62	13.3%
Sonesta [1]	22	4,727	93.70	87.66	6.9%	89.81	89.37	0.5%
Wyndham [1]	22	3,590	68.14	51.24	33.0%	61.54	49.77	23.6%
Hyatt	22	2,724	79.66	72.32	10.1%	79.78	72.88	9.5%
Carlson	11	2,090	79.14	69.69	13.6%	73.43	66.22	10.9%
Morgans	1	372	260.97	242.47	7.6%	236.24	215.12	9.8%
All Hotels Total / Average	291	44,105	$ 90.55	$ 81.07	11.7%	$ 86.03	$ 78.29	9.9%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]



Operating Agreement	For the Twelve Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Marriott (no. 1)	1.15x	1.09x	1.07x	1.06x	1.04x
Marriott (no. 234)	0.95x	0.92x	0.91x	0.91x	0.91x
Marriott (no. 5)	0.27x	0.32x	0.35x	0.38x	0.42x
Subtotal Marriott	0.99x	0.95x	0.94x	0.94x	0.93x
InterContinental	1.06x	1.05x	1.04x	1.01x	0.95x
Sonesta	0.47x	0.41x	0.39x	0.39x	0.33x
Wyndham	0.65x	0.49x	0.43x	0.42x	0.45x
Hyatt	0.94x	0.90x	0.87x	0.86x	0.87x
Carlson	1.00x	0.93x	0.89x	0.84x	0.81x
Morgans	1.07x	1.03x	1.00x	0.95x	0.91x
Subtotal Hotels	0.92x	0.88x	0.86x	0.85x	0.83x
TA (no. 1) [2]	[2]	1.68x	1.67x	1.61x	1.59x
TA (no. 2) [2]	[2]	1.57x	1.58x	1.55x	1.55x
Subtotal TA	[2]	1.65x	1.65x	1.59x	1.58x
Total		1.13x	1.12x	1.10x	1.08x

Operating Agreement	For the Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Marriott (no. 1)	1.44x	1.41x	0.88x	0.85x	1.23x
Marriott (no. 234)	1.11x	1.09x	0.80x	0.81x	0.98x
Marriott (no. 5)	0.41x	0.36x	0.23x	0.08x	0.63x
Subtotal Marriott	1.19x	1.17x	0.80x	0.79x	1.06x
InterContinental	1.13x	1.17x	1.00x	0.95x	1.07x
Sonesta	0.49x	0.73x	0.28x	0.38x	0.24x
Wyndham	1.04x	1.05x	0.14x	0.35x	0.39x
Hyatt	0.99x	1.18x	0.84x	0.76x	0.83x
Carlson	1.35x	1.14x	0.89x	0.63x	1.05x
Morgans	1.72x	1.08x	0.75x	0.72x	1.58x
Subtotal Hotels	1.06x	1.10x	0.75x	0.75x	0.91x
TA (no. 1) [2]	[2]	1.83x	1.55x	1.56x	1.79x
TA (no. 2) [2]	[2]	1.69x	1.48x	1.43x	1.69x
Subtotal TA	[2]	1.79x	1.53x	1.52x	1.76x
Total		1.32x	1.01x	1.00x	1.19x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2012.

(2) Data for the periods subsequent to June 30, 2014 is currently not available from our tenant, TA.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



TA, I-35, Exit 13, Laredo, TX
Operator: TravelCenters of America



EXHIBITS

CALCULATION OF EBITDA AND ADJUSTED EBITDA [(1)]

(in thousands)



EXHIBIT A

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
		2014	2013	2014	2013
Net income	$	49,197 $	27,567 $	140,662 $	100,426
Add: Interest expense		34,304	37,986	104,101	108,188
Income tax expense		39	873	1,110	2,309
Depreciation and amortization		79,649	76,048	236,699	221,926
Less: Deferred income tax benefit [(2)]		-	-	-	(6,868)
EBITDA		163,189	142,474	482,572	425,981
Add: Acquisition related costs [(3)]		14	1,090	237	3,180
Deferred percentage rent [(4)]		557	464	2,129	1,746
General and administrative expense paid in common shares [(5)]		6,616	1,895	11,892	3,990
Loss on asset impairment [(6)]		-	5,837	-	8,008
Loss on early extinguishment of debt [(7)]		129	-	855	-
Less: Gain on sale of real estate [(8)]		-	-	(130)	-
Adjusted EBITDA	$	170,505 $	151,760 $	497,555 $	442,905

(1)   Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors regarding our financial condition and results of operations.

(2)   We recorded a $6,868, or $.05 per share, income tax benefit in the second quarter of 2013 in connection with the restructuring of certain of our TRSs.

(3)   Represents costs associated with our hotel acquisition activities.

(4)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.

(5)   Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, our officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(6)   We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell one hotel.

(7)   We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with our redemption of our 5⅛% senior notes due 2015. We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014.

(8)   We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(dollar amounts in thousands, except per share data)

EXHIBIT B

		For the Three Months Ended September 30,			For the Nine Months Ended September 30,		
		2014	2013	2014	2013
Net income available for common shareholders		$ 44,031	$ 16,741	$ 125,164	$ 73,406
Add:	Depreciation and amortization	79,649	76,048	236,699	221,926
	Loss on real estate impairment [2]	-	5,837	-	8,008
Less:	Gain on sale of real estate [3]	-	-	(130)	-
FFO		123,680	98,626	361,733	303,340
Add:	Acquisition related costs [4]	14	1,090	237	3,180
	Deferred percentage rent [5]	557	464	2,129	1,746
	Estimated business management incentive fees [6]	4,778	832	7,074	2,026
	Excess of liquidation preference over carrying value of preferred shares redeemed [7]	-	5,627	-	5,627
	Loss on early extinguishment of debt [8]	129	-	855	-
Less:	Deferred income tax benefit [9]	-	-	-	(6,868)
Normalized FFO available for common shareholders		$ 129,158	$ 106,639	$ 372,028	$ 309,051
Weighted average shares outstanding (baisc)		149,811	139,764	149,734	135,030
Weighted average shares outstanding (diluted) [10]		150,127	139,764	149,923	135,030
Basic and diluted per share common share amounts					
Net income available for common shareholders (basic)		$ 0.29	$ 0.12	$ 0.84	$ 0.54
Net income available for common shareholders (diluted)		$ 0.29	$ 0.12	$ 0.83	$ 0.54
FFO (basic)		$ 0.83	$ 0.71	$ 2.42	$ 2.25
FFO (diluted)		$ 0.82	$ 0.71	$ 2.41	$ 2.25
Normalized FFO (basic)		$ 0.86	$ 0.76	$ 2.48	$ 2.29
Normalized FFO (diluted)		$ 0.86	$ 0.76	$ 2.48	$ 2.29

(1) Please see page 34 for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provide useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO.

(2) We recorded a $5,837, or $0.04 per share, loss on asset impairment in the third quarter of 2013 in connection with an eminent domain taking of our travel center in Roanoke, VA by the VDOT. We recorded a $2,171, or $0.02 per share, loss on asset impairment in the second quarter of 2013 in connection with our plan to sell one hotel.

(3) We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(4) Represents costs associated with our hotel acquisition activities.

(5) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(6) Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual cash available for distribution per share, as defined in our business management agreement, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(7) On July 1, 2013, we redeemed all of our outstanding 7.0% Series C Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount of the redeemed shares as of the date of redemption by $5,627, or $0.04 per share, and we reduced net income available to common shareholders in the third quarter of 2013 by that excess amount.

(8) We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with our redemption of our 5⅛% senior notes due 2015. We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014.

(9) We recorded a $6,868, or $.05 per share, income tax benefit in the second quarter of 2013 in connection with the restructuring of certain of our TRSs.

(10) Represents weighted average common shares adjusted to reflect the potential dilution of contingently issuable common shares under our business management agreement with RMR.

Non-GAAP Financial Measures Definitions



EXHIBIT C

Definition of EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit B. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, excess liquidation preference over carrying value of preferred shares redeemed, loss on early extinguishment of debt, estimated business management incentive fees and the deferred income tax benefit described on page 33. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.